SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 7)/1/



                             PATAPSCO BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   702898 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Checkthe  appropriate  box to  designate  the rule  pursuant  to which this
     Schedule is filed:

     /X/  Rule 13d-1(b)

     /X/  Rule 13d-1(c)

     / /  Rule 13d-1(d)


------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 pages

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CUSIP NO. 702898 10 7  /           13G                /      Page 2 of 8 Pages
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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    PATAPSCO BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /    52-2004618
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    STATE OF MARYLAND
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER               0
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER        39,678
/     BENEFICIALLY      /    /
/      OWNED BY         --------------------------------------------------------
/        EACH           / 7  /   SOLE DISPOSITIVE POWER          0
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER   39,678
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    39,678
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    8.65%
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           EP
--------------------------------------------------------------------------------

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CUSIP NO. 702898 10 7  /           13G                /      Page 3 of 8 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    THOMAS P. O'NEILL
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER         11,070 (1)
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER       39,678
/     BENEFICIALLY      /    /
/      OWNED BY         --------------------------------------------------------
/        EACH           / 7  /   SOLE DISPOSITIVE POWER    11,070 (1)
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  39,678
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    50,748
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    10.93% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------


(1) Includes 2,878 shares that may be acquired upon the conversion of shares of preferred stock and 2,792 shares that may be acquired upon the exercise of options within 60 days.
(2) Consists of shares owned by the Patapsco Bancorp, Inc. Employee Stock Ownership Plan Trust, of which the reporting person is a trustee.
(3) Assumes that options for 2,792 shares have been exercised and 2,878 shares have been acquired upon the conversion of shares of preferred stock. Based on 458,497 shares of common stock outstanding as of January 30, 2004.

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CUSIP NO. 702898 10 7  /           13G                /      Page 4 of 8 Pages
--------------------------------------------------------------------------------


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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    THEODORE PATTERSON
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER         11,028 (1)
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER       39,678 (2)
/     BENEFICIALLY      /    /
/      OWNED BY         --------------------------------------------------------
/        EACH           / 7  /   SOLE DISPOSITIVE POWER    11,028 (1)
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  39,678 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    50,706
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    10.96% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------


(1) Includes 4,318 shares that may be acquired upon the exercise of options within 60 days.
(2) Consists of shares owned by the Patapsco Bancorp, Inc. Employee Stock Ownership Plan Trust, of which the reporting person is a trustee.
(3) Assumes that options for 4,318 shares have been exercised. Based on 458,497 shares of common stock outstanding as of January 30, 2004.

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CUSIP NO. 702898 10 7  /           13G                /      Page 5 of 8 Pages
--------------------------------------------------------------------------------


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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    JOSEPH J. BOUFFARD
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER         21,720 (1)
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER       39,678 (2)
/     BENEFICIALLY      /    /
/      OWNED BY         --------------------------------------------------------
/        EACH           / 7  /   SOLE DISPOSITIVE POWER    21,720 (1)
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  39,678 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    61,398
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    13.03% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------


(1) Includes 12,646 shares that may be acquired upon the exercise of options within 60 days. Does not include 6,282 shares allocated to the reporting person's account under the Patapsco Bancorp, Inc. Employee Stock Ownership Plan Trust ("ESOP"). The reporting person directs the ESOP trustees as to the voting of such shares, but shares voting power with the ESOP trustees.
(2) Consists of shares owned by the ESOP, of which the reporting person is a trustee.
(3) Assumes that options for 12,646 shares have been exercised. Based on 458,497 shares of common stock outstanding as of January 30, 2004.

                                              ------------------------------
                                              /   Page 6 of 8 Pages        /
                                              ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


ITEM 1(a). NAME OF ISSUER.
         Patapsco Bancorp, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
         1301 Merritt Boulevard
         Dundalk, Maryland 21222-2194

ITEM 2(a). NAME OF PERSON(S) FILING.

          Patapsco Bancorp, Inc. Employee Stock Ownership Plan Trust ("ESOP Trust"), and the following individuals who serve as its trustees: Thomas P. O'Neill, Theodore Patterson and Joseph J. Bouffard.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.
          ESOP TRUST:               1301 Merritt Boulevard
                                    Dundalk, Maryland 21222

          THOMAS P. O'NEILL:        1301 Merritt Boulevard
                                    Dundalk, Maryland 21222

          THEODORE PATTERSON:       1301 Merritt Boulevard
                                    Dundalk, Maryland 21222

          JOSEPH J. BOUFFARD:       1301 Merritt Boulevard
                                    Dundalk, Maryland  21222

ITEM 2(c). CITIZENSHIP.
          See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.
         Common Stock, par value $.01 per share.

ITEM 2(e). CUSIP NUMBER.
      702898 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or
        (c), CHECK WHETHER THE PERSON FILING IS A:

    (f) /X/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

ITEM 4. OWNERSHIP.
    (a) AMOUNT BENEFICIALLY OWNED: See Row 9 of the second part of the cover page provided for each reporting person.

                                                ------------------------------
                                                /      Page 7 of 8 Pages     /
                                                ------------------------------


     (b) PERCENT OF CLASS: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
     The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY OR CONTROL PERSON.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATIONS.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                             -----------------------------
                                             /      Page 8 of 8 Pages    /
                                             -----------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATAPSCO BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:


/s/ Thomas P. O'Neill                                      February 7, 2004
--------------------------------------------          --------------------------
Thomas P. O'Neill, as Trustee                                 Date


/s/ Theodore Patterson                                     February 7, 2004
--------------------------------------------          --------------------------
Theodore Patterson, as Trustee                                Date


/s/ Joseph J. Bouffard                                     February 7, 2004
--------------------------------------------          --------------------------
Joseph J. Bouffard, as Trustee                                Date


/s/ Thomas P. O'Neill                                      February 7, 2004
--------------------------------------------          --------------------------
Thomas P. O'Neill, as Individual Stockholder                  Date


/s/ Theodore Patterson                                     February 7, 2004
---------------------------------------------         --------------------------
Theodore Patterson, as Individual Stockholder                 Date


/s/ Joseph J. Bouffard                                     February 7, 2004
---------------------------------------------         --------------------------
Joseph J. Bouffard, as Individual Stockholder                 Date